EXHIBIT 99.1

Bonso Q3 F2003

BONSO ELECTRONICS REPORTS MIXED THIRD QUARTER RESULTS

     HONG KONG, February XX - Bonso Electronics International Inc. (NASDAQ:BNSO) today announced net income of $489,000, or $.09 per share, on revenues of $13,853,000 for the Third fiscal quarter ended December 31, 2002.

     Earnings increased 15% from $425,000, or $0.08 per share, for the third quarter of fiscal 2002, while revenues were down 6 percent from $14,790,000 in the same 2002 period.

     For nine months ended December 31,2002 net income was $1,037,000 or $0.19 per share on revenues of $34,581,000. Earnings declined 31% from $1,502,000 or $0.27 per share and revenues were down 16% from $41,219,000 in the same 2002 period.

     Third quarter revenues reflect a rebound in telecommunications business, which provided Bonso with approximately 33% of its Fiscal Year 2002 sales. Anthony So, Chairman, President and Chief Executive Officer of Bonso said "Our scale business was up again for the quarter but the large increases in orders for wireless products in the third quarter was the main factor in our improved sales trend over last quarter" "We are cautiously optimistic that this improvement in our telecommunications business will continue for the remainder of this fiscal year."

     Third quarter gross profit margin continued to improve up 4.5% on lower revenues compared to the same period in 2002. Mr. So attributed the increase to a formal program for improving manufacturing efficiencies and overall business processes.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltawaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

                                FINANCIAL SUMMARY

                                  For the Three Months      For the Nine months
                                    Ended December 31        Ended December 31
                                       (Unaudited)              (Unaudited)
                                     2002        2001        2002        2001

Revenues($000)                      13853       14790       34581       41219
Gross Profit($000)                   3538        3112        9220        8990
Net Income($000)                      489         425        1037        1502
Earnings Per Share($)                0.09        0.08        0.19        0.27

Weighted Average
Shares Outstanding(000)             5,529        5540        5529        5540

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.